

17010390

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SE

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Republic of Chile
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0000019957
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Form 18-K (annual report for fiscal year ended December 31, 2016)
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SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santiago, Chile, on the 12 day of June, 2017.

REPUBLIC OF CHILE

By: /s/Alejandro Micco Aguayo
Alejandro Micco Aguayo
Undersecretary of the Ministry of Finance



REPÚBLICA DE CHILE
Ministerio de Hacienda

LEY DE PRESUPUESTOS DEL SECTOR PÚBLICO CORRESPONDIENTE AL AÑO 2017

L E Y N° 20.981

Teniendo presente que el H. Congreso Nacional ha dado su aprobación al siguiente

PROYECTO DE LEY:

"Artículo 1.- Apruébase el Presupuesto de Ingresos y Gastos del Sector Público, para el año 2017, según el detalle que se indica:

A.- En Moneda Nacional:

En Miles de $

	Resumen de los Presupuestos de las Partidas	Deducciones de Transferencias	Total
INGRESOS	**47.846.548.781**	**2.472.843.510**	**45.373.705.271**
IMPUESTOS	30.845.500.779		30.845.500.779
IMPOSICIONES PREVISIONALES	2.438.130.531		2.438.130.531
TRANSFERENCIAS CORRIENTES	1.561.796.265	1.512.859.705	48.936.560
RENTAS DE LA PROPIEDAD	427.162.399	42.731.667	384.430.732
INGRESOS DE OPERACIÓN	876.302.627		876.302.627
OTROS INGRESOS CORRIENTES	916.814.441		916.814.441
VENTA DE ACTIVOS NO FINANCIEROS	36.488.763		36.488.763
VENTA DE ACTIVOS FINANCIEROS	3.055.531.149		3.055.531.149
RECUPERACIÓN DE PRÉSTAMOS	392.087.497		392.087.497
TRANSFERENCIAS PARA GASTOS DE CAPITAL	932.937.817	917.252.138	15.685.679
ENDEUDAMIENTO	6.333.702.698		6.333.702.698
SALDO INICIAL DE CAJA	30.093.815		30.093.815
GASTOS	**47.846.548.781**	**2.472.843.510**	**45.373.705.271**
GASTOS EN PERSONAL	7.752.236.273		7.752.236.273
BIENES Y SERVICIOS DE CONSUMO	3.023.077.767		3.023.077.767
PRESTACIONES DE SEGURIDAD SOCIAL	7.393.641.737		7.393.641.737
TRANSFERENCIAS CORRIENTES	17.344.158.113	1.474.023.136	15.870.134.977
INTEGROS AL FISCO	107.141.294	81.568.236	25.573.058
OTROS GASTOS CORRIENTES	12.396.127		12.396.127
ADQUISICIÓN DE ACTIVOS NO FINANCIEROS	232.453.653		232.453.653
ADQUISICIÓN DE ACTIVOS FINANCIEROS	1.239.120.293		1.239.120.293
INICIATIVAS DE INVERSIÓN	3.518.282.497		3.518.282.497
PRÉSTAMOS	823.397.308		823.397.308
TRANSFERENCIAS DE CAPITAL	4.032.511.433	917.252.138	3.115.259.295
SERVICIO DE LA DEUDA	2.314.098.205		2.314.098.205
SALDO FINAL DE CAJA	54.034.081		54.034.081

B.- En Moneda Extranjera Convertida a Dólares

En Miles de US$

	Resumen de los Presupuestos de las Partidas	Deducciones de Transferencias	Total
INGRESOS	**1.744.332**	**0**	**1.744.332**
IMPUESTOS	4.000		4.000
RENTAS DE LA PROPIEDAD	460.563		460.563
INGRESOS DE OPERACIÓN	8.657		8.657
OTROS INGRESOS CORRIENTES	22.429		22.429
VENTA DE ACTIVOS FINANCIEROS	1.020.219		1.020.219
RECUPERACIÓN DE PRÉSTAMOS	3.166		3.166
ENDEUDAMIENTO	223.298		223.298
SALDO INICIAL DE CAJA	2.000		2.000
GASTOS	**1.744.332**	**0**	**1.744.332**
GASTOS EN PERSONAL	175.009		175.009
BIENES Y SERVICIOS DE CONSUMO	237.101		237.101
PRESTACIONES DE SEGURIDAD SOCIAL	155		155
TRANSFERENCIAS CORRIENTES	74.984		74.984
OTROS GASTOS CORRIENTES	610		610
ADQUISICIÓN DE ACTIVOS NO FINANCIEROS	18.503		18.503
ADQUISICIÓN DE ACTIVOS FINANCIEROS	959.249		959.249
INICIATIVAS DE INVERSIÓN	1.185		1.185
PRÉSTAMOS	3.166		3.166
TRANSFERENCIAS DE CAPITAL	300		300
SERVICIO DE LA DEUDA	272.070		272.070
SALDO FINAL DE CAJA	2.000		2.000

Artículo 2.- Apruébanse los Ingresos Generales de la Nación y los Aportes Fiscales en moneda nacional y en moneda extranjera convertida a dólares, para el año 2017, a las Partidas que se indican:

INGRESOS GENERALES DE LA NACION:	Miles de $	Miles de US$
IMPUESTOS	30.845.500.779	4.000
TRANSFERENCIAS CORRIENTES	41.186.227	1.280.010
RENTAS DE LA PROPIEDAD	253.039.984	460.563
INGRESOS DE OPERACIÓN	17.511.333	8.657
OTROS INGRESOS CORRIENTES	344.275.079	9.999
VENTA DE ACTIVOS NO FINANCIEROS	332.296	
VENTA DE ACTIVOS FINANCIEROS	2.604.155.220	1.017.578
RECUPERACIÓN DE PRÉSTAMOS	10	
TRANSFERENCIAS PARA GASTOS DE CAPITAL	421.183.496	485.414
ENDEUDAMIENTO	6.300.000.000	223.298
SALDO INICIAL DE CAJA	5.000.000	2.000
TOTAL INGRESOS	**40.832.184.424**	**3.491.519**
APORTE FISCAL:		
PRESIDENCIA DE LA REPÚBLICA	18.979.823	
CONGRESO NACIONAL	117.948.203	
PODER JUDICIAL	528.807.304	
CONTRALORÍA GENERAL DE LA REPÚBLICA	70.405.877	
MINISTERIO DEL INTERIOR Y SEGURIDAD PÚBLICA	2.633.088.212	58.873
MINISTERIO DE RELACIONES EXTERIORES	78.199.144	207.132
MINISTERIO DE ECONOMÍA, FOMENTO Y TURISMO	415.497.440	
MINISTERIO DE HACIENDA	407.675.364	
MINISTERIO DE EDUCACIÓN	9.264.059.482	
MINISTERIO DE JUSTICIA Y DERECHOS HUMANOS	976.368.290	
MINISTERIO DE DEFENSA NACIONAL	1.118.674.283	213.449
MINISTERIO DE OBRAS PÚBLICAS	1.891.715.845	
MINISTERIO DE AGRICULTURA	443.226.714	
MINISTERIO DE BIENES NACIONALES	11.640.686	
MINISTERIO DEL TRABAJO Y PREVISIÓN SOCIAL	6.321.569.310	
MINISTERIO DE SALUD	4.683.331.550	
MINISTERIO DE MINERÍA	69.218.644	
MINISTERIO DE VIVIENDA Y URBANISMO	2.288.809.886	
MINISTERIO DE TRANSPORTES Y TELECOMUNICACIONES	954.275.621	
MINISTERIO SECRETARÍA GENERAL DE GOBIERNO	28.414.596	
MINISTERIO DE DESARROLLO SOCIAL	610.710.332	
MINISTERIO SECRETARÍA GENERAL DE LA PRESIDENCIA DE LA REPÚBLICA	14.948.672	
MINISTERIO PÚBLICO	177.934.009	
MINISTERIO DE ENERGÍA	142.017.095	
MINISTERIO DEL MEDIO AMBIENTE	51.304.316	
MINISTERIO DEL DEPORTE	115.618.574	
MINISTERIO DE LA MUJER Y LA EQUIDAD DE GÉNERO	50.993.234	
SERVICIO ELECTORAL	55.183.021	
Programas Especiales del Tesoro Público:		
SUBSIDIOS	1.117.965.074	
OPERACIONES COMPLEMENTARIAS	3.545.082.228	802.430
SERVICIO DE LA DEUDA PÚBLICA	2.203.659.397	271.773
FONDO DE RESERVA DE PENSIONES		722.927
FONDO DE ESTABILIZACIÓN ECONÓMICA Y SOCIAL		191.261
FONDO PARA LA EDUCACIÓN	30	1.023.674
FONDO DE APOYO REGIONAL	321.183.506	
FONDO PARA DIAGNÓSTICOS Y TRATAMIENTOS DE ALTO COSTO	103.678.662	
TOTAL APORTES	**40.832.184.424**	**3.491.519**

Artículo 3.- Autorízase a la Presidenta de la República para contraer obligaciones, en el país o en el exterior, en moneda nacional o en monedas extranjeras, hasta por la cantidad de US$ 9.000.000 miles que, por concepto de endeudamiento, se incluye en los Ingresos Generales de la Nación.

Autorízasele, además, para contraer obligaciones, en el país o en el exterior, hasta por la cantidad de US$ 1.500.000 miles o su equivalente en otras monedas extranjeras o en moneda nacional.

Para los fines de este artículo, se podrá emitir y colocar bonos y otros documentos en moneda nacional o extranjera, los cuales podrán llevar impresa la firma del Tesorero General de la República.

La parte de las obligaciones contraídas en virtud de esta autorización que sea amortizada dentro del ejercicio presupuestario 2017 y aquéllas que se contraigan para efectuar pago anticipado total o parcial de deudas constituidas en ejercicios anteriores, deducidas las amortizaciones incluidas en esta ley para el año 2017, no serán consideradas en el cómputo del margen de endeudamiento fijado en los incisos anteriores.

No se imputarán a la suma de las cantidades señaladas en los incisos primero y segundo de este artículo, las obligaciones que se contraigan para solventar el pago de bonos de reconocimiento a que alude el artículo tercero transitorio del decreto ley N° 3.500, de 1980, hasta por un monto del equivalente a US$ 1.000.000 miles.

La autorización que se otorga a la Presidenta de la República será ejercida mediante decretos supremos expedidos a través del Ministerio de Hacienda, en los cuales se identificará el destino específico de las obligaciones que se contraigan, indicando las fuentes de recursos con cargo a los cuales debe hacerse el servicio de la deuda. Copia de estos decretos serán enviados a las Comisiones de Hacienda del Senado y de la Cámara de Diputados dentro de los quince días siguientes al de su total tramitación.

Artículo 4.- En conformidad con lo dispuesto en el inciso tercero del artículo 26 del decreto ley N° 1.263, de 1975, sólo en virtud de autorización otorgada por ley podrá incrementarse la suma del valor neto de los montos para los Gastos en personal, Bienes y servicios de consumo, Prestaciones de seguridad social, Transferencias corrientes, Integros al Fisco y Otros gastos corrientes incluidos en el artículo 1 de esta ley, en moneda nacional y moneda extranjera convertida a dólares.

No regirá lo dispuesto en el inciso precedente respecto de los mayores egresos que se produzcan en los ítem de los referidos Subtítulos que sean legalmente excedibles de acuerdo al artículo 28 del decreto ley N° 1.263, de 1975, y a la glosa 01, Programa Operaciones Complementarias de esta ley ni a los incrementos originados en la asignación de mayores saldos iniciales de caja, excepto el correspondiente a la Partida Tesoro Público, en venta de activos financieros, en ingresos propios asignables a prestaciones o gastos, en recursos obtenidos de fondos concursables de entes públicos o en virtud de lo dispuesto en el artículo 21 del decreto ley N° 1.263, de 1975. Los mayores gastos efectivos o incrementos que se dispongan por tales conceptos, en la cantidad que excedan lo presupuestado, incrementarán los montos máximos señalados en el inciso precedente, según corresponda.

Igual autorización legal se requerirá para aumentar la suma de las cantidades aprobadas en el citado artículo 1, de los Subtítulos de Adquisición de activos no financieros, Iniciativas de inversión y Transferencias de capital a organismos o empresas no incluidas en esta ley, en un monto superior al 10% de dicha suma, salvo que los incrementos se financien con reasignaciones presupuestarias provenientes del monto máximo establecido en el inciso primero de este artículo o por incorporación de mayores saldos iniciales de caja, excepto el correspondiente a la Partida Tesoro Público, del producto de venta de activos, de recursos obtenidos de fondos concursables de entes públicos o de recuperación de anticipos. Los incrementos que provengan de las referidas reasignaciones disminuirán en igual cantidad el monto máximo establecido en el inciso primero de este artículo. Los aportes a cada una de las empresas incluidas en esta ley podrán elevarse hasta en 10%.

Artículo 5.- Durante el año 2017, la aplicación de la letra d) del artículo 87 del decreto con fuerza de ley N° 29, de 2004, del Ministerio de Hacienda, que fija el texto refundido, coordinado y sistematizado de la ley N° 18.834, respecto de la compatibilidad en el desempeño de cargos de planta regidos por dicha ley con la designación en cargos a contrata en el mismo servicio, requerirá la autorización previa de la Dirección de Presupuestos, la que verificará la disponibilidad presupuestaria para ello en el Servicio respectivo. Dicha autorización se requerirá asimismo para la contratación de personal suplente en los cargos de planta que no se encuentren desempeñados por su titular en virtud de la aplicación del mecanismo anterior.

Lo dispuesto en este artículo no regirá respecto de la renovación de los contratos que gozaron de compatibilidad en el año 2016.

Artículo 6.- La propuesta o licitación pública será obligatoria respecto de los proyectos y programas de inversión y de los estudios básicos a realizar en el año 2017, cuando el monto total de éstos, contenido en el decreto o resolución de identificación, sea superior al equivalente en pesos de mil unidades tributarias mensuales respecto de los proyectos y programas de inversión, y de quinientas de dichas unidades en el caso de los estudios básicos, salvo las excepciones por situaciones de emergencia contempladas en la legislación correspondiente. Tratándose de los incluidos en las partidas Ministerio de Obras Públicas y Ministerio de Vivienda y Urbanismo, las referidas cantidades serán de diez mil unidades tributarias mensuales para los proyectos y programas de inversión y de tres mil de tales unidades en los estudios básicos.

Cuando el monto respectivo fuere inferior a los señalados en el inciso precedente, la adjudicación será efectuada conforme al procedimiento establecido en el decreto supremo N° 151, de 2003, del Ministerio de Hacienda.

Las empresas contratistas y subcontratistas que ejecuten obras o presten servicios financiados con recursos fiscales, que incurran en incumplimientos de las leyes laborales y previsionales durante el desarrollo de tales contratos, y sin perjuicio de las sanciones administrativas existentes, serán calificadas con nota deficiente en el área de administración del contrato. Esta calificación pasará a formar parte de los registros respectivos y se considerará en futuras licitaciones y adjudicaciones de contratos.

Las instituciones privadas, cualquiera sea su naturaleza, al momento de contratar con el Estado deberán acompañar un certificado de cumplimiento de obligaciones laborales y de remuneración. En el evento que la institución privada se encuentre incorporada en algún registro por incumplimientos laborales o de remuneraciones, o no acompañe los referidos certificados en el momento correspondiente, no podrá contratar con el Estado mientras no subsane el incumplimiento que la afecte.

Artículo 7.- En los decretos que contengan transferencias, hayan sido dispuestas en esta ley o se creen en virtud del artículo 26 del decreto ley N° 1.263, de 1975, con imputación a los ítems 01, 02 y 03, de los Subtítulos 24, Transferencias Corrientes, y 33, Transferencias de Capital, de este presupuesto para los órganos y servicios públicos, se podrá indicar el uso o destino que la institución receptora deberá dar a los recursos, las condiciones o modalidades de reintegro de los mismos y la información que respecto de su aplicación deberá remitirse al organismo que se determine. Con todo, los saldos de recursos transferidos en el ejercicio anterior y no utilizados por los organismos receptores, deberán ser ingresados a Rentas Generales de la Nación.

Aquellas transferencias, incluidas en el Subtítulo 24, que constituyan asignaciones globales a unidades de un Servicio o a programas ejecutados total o parcialmente por éste, deberán desglosarse en forma previa a la ejecución presupuestaria en los distintos conceptos de gasto, con visación de la Dirección de Presupuestos, y remitirse mensualmente a esta última un informe sobre avance de actividades, conjuntamente con la información de ejecución presupuestaria. Dicho desglose constituirá la autorización máxima de gasto en los respectivos conceptos, sin perjuicio de las modificaciones que se le introduzcan mediante igual procedimiento. La visación podrá efectuarse a contar de la fecha de publicación de esta ley. Con todo, en los conceptos de gastos antes señalados no podrán incluirse recursos para gastos en personal y bienes y servicios de consumo, salvo que estén autorizados por norma expresa en el respectivo presupuesto.

Artículo 8.- Prohíbese a los órganos y servicios públicos, la adquisición, construcción o arrendamiento de edificios para destinarlos a casas habitación de su personal. No regirá esta prohibición respecto de los programas sobre esta materia incorporados en los presupuestos del Poder Judicial, del Ministerio de Defensa Nacional, de Carabineros de Chile, de la Policía de Investigaciones de Chile, Gendarmería de Chile y en los de inversión regional de los gobiernos regionales en lo que respecta a viviendas para personal de educación y de la salud en zonas apartadas y localidades rurales.

Artículo 9.- No obstante la dotación máxima de personal o de horas semanales fijadas en este presupuesto a los servicios públicos, por decreto supremo expedido por intermedio del ministerio del ramo, el que deberá llevar también la firma del Ministro de Hacienda, podrá aumentarse la dotación u horas semanales de alguno o algunos de ellos con cargo a la disminución de otro u otros, sin que pueda, en ningún caso, aumentarse la dotación máxima o número de horas semanales del conjunto de los servicios del Ministerio respectivo.

Artículo 10.- Los órganos y servicios públicos podrán contratar personal que reemplace a funcionarios contratados que, por cualquier razón, se encuentren imposibilitados para desempeñar sus cargos por un periodo superior a treinta días corridos. Dichas contrataciones no se imputarán a la respectiva dotación máxima de personal y sólo podrán efectuarse si la entidad cuenta con disponibilidad de recursos para tal efecto, lo que deberá ser certificado por la autoridad superior de la institución, sobre la base del informe de su unidad de finanzas. Tal certificación se acompañará al respectivo acto administrativo.

Artículo 11.- Para los efectos de proveer durante el año 2017 las vacantes de los cargos a que se refiere el artículo cuadragésimo octavo de la ley N° 19.882, se convocará a los procesos de selección a través de los sitios web institucionales u otros que se creen, donde se dará información suficiente, entre otras materias, respecto de las funciones del cargo, el perfil profesional, las competencias y aptitudes requeridas para desempeñarlo, el nivel referencial de remuneraciones, el plazo para la postulación y la forma en que deberán acreditarse los requisitos. Adicionalmente, se publicarán en diarios de circulación nacional, avisos de la convocatoria del proceso de selección, los que deberán hacer referencia a los correspondientes sitios web para conocer las condiciones de postulación y requisitos solicitados.

Artículo 12.- Los órganos y servicios públicos de la administración civil del Estado incluidos en esta ley necesitarán autorización previa del Ministerio de Hacienda para adquirir, a cualquier título, toda clase de vehículos motorizados destinados al transporte terrestre de pasajeros y de carga, cuyo precio supere los que fije dicho Ministerio.

Igual autorización previa requerirán los órganos y servicios que tengan fijada dotación máxima de vehículos motorizados para tomar en arrendamiento tales vehículos o para convenir, mediante cualquier tipo de contratos, que éstos les sean proporcionados por la otra parte, para su utilización en funciones inherentes al servicio.

Las adquisiciones a título gratuito que sean autorizadas incrementarán la dotación máxima de vehículos motorizados a que se refiere el siguiente inciso, hasta en la cantidad que se consigne en la autorización y se fije mediante decreto supremo del Ministerio de Hacienda.

La dotación máxima de vehículos motorizados fijada en las Partidas de esta ley para los servicios públicos comprende a todos los destinados al transporte terrestre de pasajeros y de carga, incluidos los adquiridos directamente con cargo a proyectos de inversión. La dotación podrá ser aumentada respecto de alguno o algunos de éstos, mediante decreto supremo expedido por intermedio del Ministerio correspondiente, dictado bajo la fórmula "Por orden del Presidente de la República", el cual deberá ser visado por el Ministerio de Hacienda, con cargo a la disminución de la dotación máxima de otros de dichos servicios, sin que pueda ser aumentada, en ningún caso, la dotación máxima del Ministerio de que se trate.

En el decreto supremo respectivo podrá disponerse el traspaso del o de los vehículos correspondientes desde el servicio en que se disminuye a aquel en que se aumenta. Al efecto, los vehículos deberán ser debidamente identificados y el decreto servirá de suficiente título para transferir el dominio de ellos, debiendo inscribirse en el Registro de Vehículos Motorizados.

Artículo 13.- El producto de las ventas de bienes inmuebles fiscales que no estén destinados por aplicación de lo dispuesto en el artículo 56 del decreto ley N° 1.939, de 1977, que efectúe durante el año 2017 el Ministerio de Bienes Nacionales, y las cuotas que se reciban en dicho año por ventas efectuadas en años anteriores, se incorporarán transitoriamente como ingreso presupuestario de dicho Ministerio. Esos recursos se destinarán a los siguientes objetivos:

- 65% al Gobierno Regional de la Región en la cual está ubicado el inmueble enajenado, para su programa de inversión;

- 10% al Ministerio de Bienes Nacionales, y

- 25% a beneficio fiscal, que ingresará a rentas generales de la Nación.

La norma establecida en este artículo no regirá respecto de las ventas que efectúe dicho Ministerio a órganos y servicios públicos, o a empresas en que el Estado, sus instituciones o empresas tengan aporte de capital igual o superior al 50%, destinadas a satisfacer necesidades propias del adquirente.

No obstante lo anterior, si las empresas a que se refiere el inciso precedente enajenaren todo o parte de los bienes inmuebles adquiridos al Ministerio de Bienes Nacionales dentro del plazo de un año contado desde la fecha de inscripción del dominio a su nombre, el Fisco aportará al gobierno regional respectivo el 65% del precio pagado al referido Ministerio, o la proporción correspondiente si la venta fuere parcial.

En el caso de los bienes inmuebles de las Fuerzas Armadas, las aplicaciones que se efectúen con cargo a los recursos provenientes de las enajenaciones, se incorporarán anualmente en la Ley de Presupuestos, en los respectivos capítulos de la Partida del Ministerio de Defensa Nacional, identificando los ingresos y gastos estimados en cada caso. Los recursos sólo podrán emplearse en proyectos de infraestructura, incluidos proyectos de inversión social, tales como habitabilidad y mejoramiento de las condiciones de vida de todo el personal integrante de estas instituciones, y en proyectos de infraestructura militar.

Trimestralmente el Ministerio de Defensa Nacional deberá informar a la Comisión Especial Mixta de Presupuestos de las enajenaciones de los bienes inmuebles de las Fuerzas Armadas.

Artículo 14.- La Dirección de Presupuestos proporcionará a las Comisiones de Hacienda del Senado y de la Cámara de Diputados, a la Comisión Especial Mixta de Presupuestos y a la Biblioteca del Congreso Nacional los informes y documentos que se señalan, en formato digital, procesable y bajo estándar XML, en la forma y oportunidades que a continuación se indican:

1. Informe de ejecución presupuestaria mensual de ingresos y gastos del Gobierno Central, a nivel de Subtítulos, dentro de los treinta días siguientes al término del respectivo mes.

2. Informe de ejecución presupuestaria trimestral de ingresos y gastos del Gobierno Central, a nivel de Subtítulos, dentro de los treinta días siguientes al término del respectivo trimestre, incluyendo en anexos un desglose de los ingresos tributarios del período, otras fuentes de financiamiento y saldo de la deuda bruta del Gobierno Central.

Del mismo modo, se deberá incluir, en anexos, información del gasto devengado en el Gobierno Central del Subtítulo 22 ítem 07, Publicidad y Difusión, desagregado por asignación, detallando el gasto por partida y su variación real respecto de igual trimestre del año anterior, y de las asignaciones comprendidas en los Subtítulos 24 y 33, para cada uno de los programas de esta ley.

3. Informe de la ejecución trimestral del presupuesto de ingresos y de gastos de las Partidas de esta ley, al nivel de Partidas, Capítulos y Programas aprobados respecto de cada una de ellas, estructurado en presupuesto inicial, presupuesto vigente y monto ejecutado a la fecha respectiva, incluido el gasto de todas las glosas de esta ley, dentro de los treinta días siguientes al término del respectivo trimestre.

4. Informe semestral de los montos devengados en el Subtítulo 31, Iniciativas de Inversión, para las distintas Partidas Presupuestarias, con clasificación regional de ese gasto, incluyendo la categoría "interregional", a más tardar, sesenta días después de terminado el semestre respectivo.

5. Copia de los decretos de modificaciones presupuestarias totalmente tramitados durante cada mes y un informe consolidado de las modificaciones presupuestarias efectuadas en dicho mes por partida, que contenga una descripción indicando si se trata de incrementos por aplicación de leyes, reducciones por ajuste fiscal, o modificaciones por decisiones de política, especificando los montos incrementados o disminuidos por subtítulo y partida, dentro de los treinta días siguientes al término del mismo.

6. Nómina mensual de los decretos que dispongan transferencias con cargo a la asignación Provisión para Financiamientos Comprometidos, de la Partida Tesoro Público, totalmente tramitados en el período, dentro de los quince días siguientes al término del mes respectivo.

7. Informe financiero trimestral de las empresas del Estado y de aquéllas en que el Estado, sus instituciones o empresas tengan aporte de capital igual o superior al cincuenta por ciento, que comprenderá un balance consolidado por empresa y estado de resultados, a nivel consolidado y por empresa. Dicho informe será elaborado por el Comité Sistema de Empresas de la Corporación de Fomento de la Producción o quien lo suceda o reemplace, y será remitido dentro de los quince días siguientes a la fecha de vencimiento del respectivo plazo de presentación fijado por la Superintendencia de Valores y Seguros.

8. Copia de los balances anuales y estados financieros semestrales de las empresas del Estado, Televisión Nacional de Chile, el Banco del Estado de Chile, la Corporación del Cobre de Chile y de todas aquéllas en que el Estado, sus instituciones o empresas tengan aporte de capital igual o superior al cincuenta por ciento, realizados y auditados de acuerdo a las normas establecidas para las sociedades anónimas abiertas; y de las entidades a que se refiere la ley N° 19.701. Dichas copias serán remitidas dentro de los quince días siguientes a la fecha de vencimiento del respectivo plazo de presentación fijado por la Superintendencia de Valores y Seguros.

9. Informe semestral de la deuda pública bruta y neta del Gobierno Central y de la deuda bruta y neta del Banco Central, con sus notas explicativas y antecedentes complementarios, dentro de los sesenta días y noventa días siguientes al término del correspondiente semestre, respectivamente.

10. Copia de los contratos de préstamo que se suscriban con organismos multilaterales en uso de la autorización otorgada en el artículo 3 de esta ley, dentro de los quince días siguientes al de su total tramitación.

11. Informe trimestral sobre los Activos Financieros del Tesoro Público, dentro de los treinta días siguientes al término del respectivo trimestre. Dicho informe deberá detallar también los activos financieros provenientes del Fondo de Apoyo Regional.

12. Informe trimestral sobre el Fondo de Reserva de Pensiones, el Fondo para la Educación, el Fondo de Apoyo Regional y el Fondo de Estabilización Económica y Social, dentro de los treinta días siguientes al término del respectivo trimestre.

13. Informe trimestral de las operaciones de cobertura de riesgo de activos y pasivos autorizados en el artículo 5 de la ley N° 19.908, dentro de los treinta días siguientes al término del respectivo trimestre.

Para dar cumplimiento a lo señalado en los numerales anteriores, la información indicada deberá ser entregada por los organismos correspondientes de conformidad a las instrucciones impartidas para tal efecto por la Dirección de Presupuestos. Además, ésta deberá ser publicada en los mismos plazos en los respectivos sitios web de los organismos obligados a proporcionarla.

Toda información que en virtud de otras disposiciones de esta ley deba ser remitida a las Comisiones del Senado, de la Cámara de Diputados y Especial Mixta de Presupuestos, será proporcionada por los respectivos organismos.

En el caso de la Cámara de Diputados dicha información se proporcionará a través del Departamento de Evaluación de la Ley, para su trabajo y remisión a quien lo solicite.

Artículo 15.- Durante el año 2017, la suma de los montos involucrados en operaciones de cobertura de riesgos financieros que celebren las entidades autorizadas en el artículo 5 de la ley N° 19.908, no podrá exceder de US$1.500.000 miles o su equivalente en moneda nacional. Tales operaciones se deberán efectuar con sujeción a lo dispuesto en la citada norma legal.

Artículo 16.- Durante el año 2017, la Presidenta de la República podrá otorgar la garantía del Estado a los créditos que contraigan o a los bonos que emitan las empresas del sector público y universidades estatales, hasta por la cantidad de US$300.000.000 (trescientos millones de dólares de los Estados Unidos de América) o su equivalente en otras monedas extranjeras o en moneda nacional.

La autorización que se otorga a la Presidenta de la República será ejercida mediante uno o más decretos supremos expedidos a través del Ministerio de Hacienda, en los cuales se identificará el destino específico de las obligaciones por contraer, indicando las fuentes de los recursos con cargo a los cuales debe hacerse el servicio de la deuda.

Las garantías que otorgue el Estado en conformidad con este artículo se extenderán al capital, reajustes e intereses que devenguen los créditos y los bonos mencionados precedentemente, comisiones, contratos de canje de monedas y demás gastos que irroguen, cualquiera sea su denominación presente o futura, hasta el pago efectivo de dichas obligaciones.

Las empresas señaladas en el inciso primero, para obtener la garantía estatal señalada, deberán suscribir previamente un convenio de programación con el Comité Sistema de Empresas de la Corporación de Fomento de la Producción, en que se especificarán los objetivos y los resultados esperados de su operación y programa de inversiones, en la forma que se establezca mediante instrucciones del Ministerio de Hacienda. A estos convenios les será aplicable la disposición del inciso segundo del artículo 2 de la ley N° 19.847.

Autorízase a las universidades estatales para contratar, durante el año 2017, empréstitos por períodos de hasta veinte años, de forma que, con los montos que se contraten, el nivel de endeudamiento total en cada una de ellas no exceda del setenta por ciento (70%) de sus patrimonios. El servicio de la deuda se realizará con cargo al patrimonio de las mismas universidades estatales que las contraigan. Estos empréstitos deberán contar con la visación previa del Ministerio de Hacienda. Con todo, los empréstitos no comprometerán de manera directa ni indirecta el crédito y la responsabilidad financiera del Estado.

La contratación de los empréstitos que se autorizan a las universidades estatales no estará sujeta a las normas de la ley N° 19.886 y su reglamento. En todo caso, las universidades deberán llamar a propuesta pública para seleccionar la o las entidades financieras que les concederán el o los empréstitos.

Copia de los antedichos empréstitos, indicando el monto y las condiciones bajo las cuales fueron suscritos, además de un informe que especifique los objetivos y los resultados esperados de cada operación y su programa de inversiones asociado, serán enviados al Ministerio de Educación y a la Comisión Especial Mixta de Presupuestos, dentro de los treinta días siguientes al de su contratación.

Artículo 17.- Los órganos y servicios públicos incluidos en esta ley necesitarán autorización previa del ministerio del ramo, visada por el Ministerio de Relaciones Exteriores y el Ministerio de Hacienda, para afiliarse o asociarse a organismos internacionales, renovar las afiliaciones existentes o convenir aumento de sus cuotas. En el evento que la incorporación o renovación les demande efectuar contribuciones o aportes o aumentos de éstos y si los convenios consisten en aumentos del monto de cuotas, su visación quedará condicionada a la disponibilidad de recursos fiscales.

Artículo 18.- Los decretos supremos del Ministerio de Hacienda que deban dictarse en cumplimiento de lo dispuesto en los diferentes artículos de esta ley y los que correspondan para la ejecución presupuestaria, se ajustarán a lo establecido en el artículo 70 del decreto ley N° 1.263, de 1975.

Las aprobaciones y autorizaciones del Ministerio de Hacienda establecidas en esta ley, cuyo otorgamiento no se exija expresamente que se efectúe por decreto supremo, las autorizaciones que prescriben los artículos 22 y 24 del decreto ley N° 3.001, de 1979, el párrafo final del inciso segundo del artículo 8 del decreto ley N° 1.056, de 1975, y el artículo 4 de la ley N° 19.896, la excepción a que se refiere el inciso final del artículo 9 de la ley N° 19.104 y el artículo 14 de la ley N° 20.128, se cumplirán mediante oficio o visación del Subsecretario de Hacienda, quien podrá delegar tales facultades, total o parcialmente, en el Director de Presupuestos.

Las visaciones dispuestas en el artículo 5 de la ley N° 19.896 serán efectuadas por el Subsecretario respectivo, quien podrá delegar tal facultad en el Secretario Regional Ministerial correspondiente y, en el caso de los gobiernos regionales, en el propio Intendente.

Artículo 19.- Los encargados de los programas presupuestarios previstos en esta ley que se encuentren contratados a honorarios, tendrán la calidad de agentes públicos, con la consecuente responsabilidad penal y administrativa, y sin perjuicio de la responsabilidad correspondiente de su superior jerárquico.

Artículo 20.- Cuando los órganos y servicios públicos realicen avisaje y publicaciones en medios de comunicación social, deberán efectuarlos, al menos en un 25%, en medios de comunicación con clara identificación local, distribuidos territorialmente de manera equitativa. Los órganos y servicios a que se refiere este artículo deberán dar cumplimiento a lo establecido, por medio de sus respectivos sitios web.

Los órganos y servicios públicos a que se refiere este artículo, deberán remitir a más tardar en marzo de 2017 su planificación anual de avisaje y publicaciones al Ministerio Secretaría General de Gobierno, el que monitoreará el cumplimiento de la obligación establecida en el inciso anterior.

Artículo 21.- Será de cargo de las respectivas entidades públicas el siguiente deber de información:

1. Remisión a la Biblioteca del Congreso Nacional, en soporte electrónico, de una copia de los informes derivados de estudios e investigaciones contratados en virtud de la asignación 22.11.001, dentro de los ciento ochenta días siguientes a la recepción de su informe final.

2. En caso de contar con asignaciones comprendidas en los Subtítulos 24 y 33, los organismos responsables de dichos programas deberán publicar en un informe trimestral, dentro de los treinta días siguientes al término del respectivo trimestre en su sitio web institucional la individualización de los proyectos beneficiados, nómina de beneficiarios, metodología de elección de éstos, las personas o entidades ejecutoras de los recursos, los montos asignados y la modalidad de asignación.

Si las asignaciones a las que hace mención el párrafo precedente corresponden a transferencias a municipios, el informe respectivo también deberá contener una copia de los convenios firmados con los alcaldes, el desglose por municipio de los montos transferidos y el criterio bajo el cual éstos fueron distribuidos.

3. En caso de contar con asignaciones correspondientes al Subtítulo 31, la entidad responsable de la ejecución de los recursos deberá informar a las Comisiones de Hacienda del Senado y de la Cámara de Diputados y a la Comisión Especial Mixta de Presupuestos, a más tardar el 31 de marzo de 2017, la nómina de los proyectos y programas financiados con cargo a los recursos señalados, su calendario de ejecución y también, en caso de ser pertinente, su calendario de licitación.

4. Mensualmente, el Gobierno Regional correspondiente deberá informar los estudios básicos, proyectos y programas de inversión que realizarán en la región y que hayan identificado conforme a lo dispuesto en el artículo 19 bis del decreto ley N° 1.263, de 1975. Tal información comprenderá el nombre del estudio, proyecto o programa, su monto y demás características, y se remitirá dentro de los treinta días siguientes al término del mes de total tramitación de los respectivos decretos.

5. Publicar en sus respectivos portales de transparencia activa las actas de evaluación emitidas por las comisiones evaluadoras de licitaciones y compras públicas de bienes y servicios que realicen en el marco de la ley N° 19.886, dentro de los treinta días siguientes al término del respectivo proceso.

6. Trimestralmente, la Subsecretaría de Hacienda enviará a las Comisiones de Hacienda del Senado y de la Cámara de Diputados y a la Comisión Especial Mixta de Presupuestos, un informe sobre la base de la información proporcionada por el Registro Central de Colaboradores del Estado, identificando el total de asignaciones directas ejecutadas en el período a nivel de programa.

7. El Ministerio de Salud deberá informar mensualmente, dentro de los treinta días siguientes al mes respectivo, a la Comisión Especial Mixta de Presupuestos y a las Comisiones de Salud del Senado y de la Cámara de Diputados, el número de pacientes en lista de espera, agrupados por patología, en cirugías no AUGE, de forma desagregada por Servicio de Salud.

De igual modo deberá informar, mensualmente, dentro de los treinta días siguientes al mes respectivo, a la Comisión Especial Mixta de Presupuestos y a las Comisiones de Salud del Senado y de la Cámara de Diputados, el número de pacientes en lista de espera por consulta de especialidades, de forma desagregada por Servicio de Salud.

Asimismo, deberá informar, mensualmente, dentro de los primeros treinta días siguientes al mes respectivo, a la Comisión Especial Mixta de Presupuestos y a las Comisiones de Salud del Senado y de la Cámara de Diputados, el avance físico y financiero de cada uno de los proyectos de inversión que se estén ejecutando, financiados con cargo al Subtítulo 31 "Iniciativas de Inversión" de la Subsecretaría de Redes Asistenciales.

8. El Ministerio del Interior y Seguridad Pública dará a conocer, a más tardar el 31 de diciembre de 2016, el programa comprometido para desarrollar en la Región de La Araucanía durante el año 2017.

Asimismo, en forma trimestral, el Ministerio del Interior y Seguridad Pública informará a las Comisiones de Hacienda del Senado y de la Cámara de Diputados y a la Comisión Especial Mixta de Presupuestos sobre el avance de la ejecución del programa señalado en el párrafo anterior.

La información que los Ministerios y Servicios Públicos deban remitir en virtud de la presente ley a la Comisión Mixta de Presupuestos y a las comisiones respectivas de la Cámara de Diputados y del Senado será enviada, además, a la Biblioteca del Congreso Nacional. Esta información deberá ser enviada, además, por medio de un sistema de envío-recepción digital legible, que no consista solamente en imagen de la respectiva documentación.

Artículo 22.- Las actividades de publicidad y difusión que corresponda realizar por los ministerios, las intendencias, las gobernaciones y los órganos y servicios públicos que integran la Administración del Estado, se sujetarán a lo dispuesto en el artículo 3 de la ley N° 19.896. En caso alguno podrán efectuarse campañas publicitarias que tengan por objeto único enumerar los logros de una autoridad específica o del Gobierno en general, con excepción de las cuentas públicas que los organismos señalados en el citado artículo realicen.

Para estos efectos, se entenderá que son gastos de publicidad y difusión, para el cumplimiento de las funciones de los referidos organismos, aquéllos necesarios para el adecuado desarrollo de procesos de contratación; de acceso, comunicación o concursabilidad de beneficios o prestaciones sociales, tales como ejercicio de derechos o acceso a becas, subsidios, créditos, bonos, transferencias monetarias u otros programas o servicios; de orientación y educación de la población para situaciones de emergencia o alarma pública y, en general, aquellos gastos que, debido a su naturaleza, resulten impostergables para la gestión eficaz de los mismos organismos.

Asimismo, los organismos a que se refiere este artículo sólo podrán editar memorias y otras publicaciones por medios electrónicos, salvo que la normativa que las regule indique expresamente que se deben publicar en medios impresos. Asimismo, no podrán incurrir en gastos para la elaboración de artículos de promoción institucional. El gasto por concepto de suscripciones a revistas, diarios y servicios de información, tanto en papel como por medios electrónicos de transmisión de datos, deberá limitarse al que sea estrictamente indispensable para el quehacer de los servicios.

Artículo 23.- Las comisiones de servicio en el país y en el extranjero deberán reducirse a las que sean imprescindibles para el cumplimiento de las tareas institucionales, especialmente aquellas en el extranjero. Salvo motivos justificados, o en el caso de ministros de Estado, los pasajes se deberán comprar a lo menos con diez días hábiles de anticipación.

Sólo la Presidenta de la República y los ministros de Estado en comisiones de servicio en el extranjero podrán estar acompañados de comitivas, las que, en el caso de los ministros, estarán compuestas por un máximo de dos acompañantes, a excepción del Ministro de Relaciones Exteriores, a quien podrá acompañar un máximo de tres personas. A solicitud de las respectivas instituciones, la Dirección de Presupuestos podrá autorizar excepciones a lo dispuesto por este inciso.

Trimestralmente se informará a la Comisión Especial Mixta de Presupuestos sobre las comisiones de servicio en el país y en el extranjero. Estas contendrán en detalle el número de comisiones y cometidos funcionarios, funcionarios designados, destino de ellas, viático recibido y fundamentos de ella, a excepción de aquellas que tengan el carácter de reservadas.

Artículo 24.- Fíjase para el año 2017 en 8.000 el número máximo de personas que podrá modificar su calidad jurídica de honorario a suma alzada a contrata.

A partir del 1 de enero de 2017, a solicitud de los respectivos servicios e instituciones del Sector Público, la Dirección de Presupuestos podrá modificar el límite máximo de la dotación de personal fijada en las respectivas glosas presupuestarias, con cargo a una modificación equivalente en el número de personas contratadas a honorarios, fijado en las glosas presupuestarias correspondientes, asociadas a los Subtítulos 21 y 24.

Los ajustes derivados de la aplicación de este artículo serán establecidos por medio de decretos del Ministerio de Hacienda, dictados conforme a lo dispuesto en el artículo 70 del decreto ley N° 1.263 de 1975, y deberán ser informados mensualmente, dentro de los treinta días siguientes al mes respectivo, a la Comisión Especial Mixta de Presupuestos.

En todo caso, los funcionarios que cambien de calidad jurídica de acuerdo al mecanismo regulado por este artículo, mantendrán sus remuneraciones brutas.

Artículo 25.- Las disposiciones de esta ley regirán a contar del 1 de enero del año 2017, sin perjuicio de que puedan dictarse a contar de la fecha de su publicación los decretos a que se refiere el artículo 3, y los decretos y resoluciones que en virtud de esta ley sean necesarios para posibilitar la ejecución presupuestaria. Esta ley podrá ser publicada en su integridad para su distribución.

Artículo 26.- Los gastos en publicidad y difusión que podrán ejecutarse con cargo a cada Partida presupuestaria durante el año 2017, no podrán superar la suma fijada en el respectivo presupuesto.

Al respecto, en el mes de diciembre de 2016, cada ministerio deberá distribuir estos recursos, por Programa presupuestario, mediante decreto expedido por el ministerio, el cual deberá llevar además la firma del Ministro de Hacienda. Copia de este decreto, totalmente tramitado, deberá ser enviada a la Comisión Especial Mixta de Presupuestos.

No obstante, por decreto del Ministerio de Hacienda, expedido bajo la fórmula establecida en el artículo 70 del decreto ley N° 1.263, de 1975, podrá aumentarse el monto asignado a un Programa presupuestario para gastos en publicidad y difusión, con cargo a la disminución de otro u otros, sin que pueda en ningún caso, aumentarse, por esta vía, el monto total fijado para la Partida.

Cada ministerio deberá informar trimestralmente a la Comisión Especial Mixta de Presupuestos, el monto ejecutado, dentro de los treinta días siguientes al término del respectivo trimestre.

Artículo 27.- Reemplázanse, en el artículo séptimo transitorio de la ley N° 20.780, las expresiones "1 de enero de 2017", por las expresiones "1 de abril de 2017".

Artículo 28.- Toda información que de acuerdo a lo establecido en esta ley deba ser remitida a cualquiera de las comisiones del Congreso Nacional se entenderá que debe ser remitida también a la Comisión Especial Mixta de Presupuestos. Esta información deberá ser proporcionada en formato digital susceptible de ser analizado utilizando software de manejo de bases de datos.

Toda glosa de información que no señale una fecha de entrega deberá ser remitida antes del comienzo de la tramitación de la ley de presupuestos del sector público para el año siguiente.".

Y por cuanto he tenido a bien aprobarlo y sancionarlo; por tanto promúlguese y llévese a efecto como Ley de la República.

Santiago, 06 DIC 2016

MICHELLE BACHELET JERIA
Presidenta de la República

RODRIGO VALDÉS PULIDO
Ministro de Hacienda

CONTRALORIA GENERAL DE LA REPÚBLICA
DIVISIÓN DE ANÁLISIS CONTABLE

DAC N° 98/2016

DE: DIVISIÓN DE ANÁLISIS CONTABLE

A : DIVISIÓN JURÍDICA

SANTIAGO, 14 DIC 2016

INFORMA: Sobre resultado de la revisión efectuada al decreto promulgatorio de la ley N° 20.981, de presupuestos del sector público y de todas sus partidas, correspondientes al año 2017. En particular, se revisaron las cuadraturas de Ingresos y Gastos, en los distintos niveles (subtítulo, ítems y asignaciones) y la correspondiente a las transferencias entre ministerios y al interior de cada partida, sin que se encontraran descuadraturas.

Además, se revisó la correspondencia entre los conceptos y el clasificador presupuestario encontrándose una imputación errónea en el ítem 01, del subtítulo 35 Saldo Final de Caja, el cual solo se presupuesta a nivel de subtítulo, esto se detectó en la Partida 07, Capítulo 19, Programa 01, Comité Innova Chile y en la Partida 08, Capítulo 11, Programa 01, Superintendencia de Bancos e Instituciones Financieras.

En cuanto a las glosas, los analistas realizaron una revisión selectiva de todas las partidas, capítulos y programas de sus servicios, encontrándose en la Partida 18, Capítulo 01, Programa 01, Subsecretaría de Vivienda y Urbanismo un aumento considerable de los montos comprometidos en convenios con personas naturales contenidos en la Glosa 05 letra D, año 2016= M$ 39.862 y año 2017=M$ 41.807.239. Al respecto, se consultó al Jefe Departamento Administración Presupuestaria de la Dirección de Presupuestos, indicando que este monto es correcto dado que se incrementó el número de personas de 73 el año 2016 a 2.576 el año 2017, lo anterior, con el propósito de transparentar la contratación de personas naturales que hasta el año 2016 se efectuaba por el subtítulo 33, ítem 01.

En relación al Saldo Final de Caja, la Dirección de Presupuestos se compromete a regularizar esta situación mediante un decreto modificatorio posterior.

Conforme a lo anterior, esta División no ve reparos para la tramitación de la ley N° 20.981.

Saludos atentamente a Ud.,

YOLANDA BASCUÑÁN ARTEAGA
Contador Auditor
Subjefe División de Análisis Contable


CAMARA DE DIPUTADOS
CHILE

(0:12 hr, 30/11/16)

jsk/cco
S.105ª/364ª

Oficio N° 13.010

VALPARAÍSO, 29 de noviembre de 2016

A S.E. LA PRESIDENTA DE LA REPÚBLICA

Tengo a honra comunicar a V.E. que el Congreso Nacional ha aprobado el proyecto de Ley de Presupuestos del Sector Público para el año 2017, correspondiente al boletín N° 10.912-05, del siguiente tenor:

PROYECTO DE LEY:

"Artículo 1.- Apruébase el Presupuesto de Ingresos y Gastos del Sector Público, para el año 2017, según el detalle que se indica:


CAMARA DE DIPUTADOS
CHILE

A.- En Moneda Nacional:

En Miles de $

	Resumen de los Presupuestos de las Partidas	Deducciones de Transferencias	Total
INGRESOS	**47.846.548.781**	**2.472.843.510**	**45.373.705.271**
IMPUESTOS	30.845.500.779		30.845.500.779
IMPOSICIONES PREVISIONALES	2.438.130.531		2.438.130.531
TRANSFERENCIAS CORRIENTES	1.561.796.265	1.512.859.705	48.936.560
RENTAS DE LA PROPIEDAD	427.162.399	42.731.667	384.430.732
INGRESOS DE OPERACIÓN	876.302.627		876.302.627
OTROS INGRESOS CORRIENTES	916.814.441		916.814.441
VENTA DE ACTIVOS NO FINANCIEROS	36.488.763		36.488.763
VENTA DE ACTIVOS FINANCIEROS	3.055.531.149		3.055.531.149
RECUPERACIÓN DE PRÉSTAMOS	392.087.497		392.087.497
TRANSFERENCIAS PARA GASTOS DE CAPITAL	932.937.817	917.252.138	15.685.679
ENDEUDAMIENTO	6.333.702.698		6.333.702.698
SALDO INICIAL DE CAJA	30.093.815		30.093.815
GASTOS	**47.846.548.781**	**2.472.843.510**	**45.373.705.271**
GASTOS EN PERSONAL	7.752.236.273		7.752.236.273
BIENES Y SERVICIOS DE CONSUMO	3.023.077.767		3.023.077.767
PRESTACIONES DE SEGURIDAD SOCIAL	7.393.641.737		7.393.641.737
TRANSFERENCIAS CORRIENTES	17.344.158.113	1.474.023.136	15.870.134.977
INTEGROS AL FISCO	107.141.294	81.568.236	25.573.058
OTROS GASTOS CORRIENTES	12.396.127		12.396.127
ADQUISICIÓN DE ACTIVOS NO FINANCIEROS	232.453.653		232.453.653
ADQUISICIÓN DE ACTIVOS FINANCIEROS	1.239.120.293		1.239.120.293
INICIATIVAS DE INVERSIÓN	3.518.282.497		3.518.282.497
PRÉSTAMOS	823.397.308		823.397.308
TRANSFERENCIAS DE CAPITAL	4.032.511.433	917.252.138	3.115.259.295
SERVICIO DE LA DEUDA	2.314.098.205		2.314.098.205
SALDO FINAL DE CAJA	54.034.081		54.034.081


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B.- En Moneda Extranjera Convertida a Dólares

En Miles de US$

	Resumen de los Presupuestos de las Partidas	Deducciones de Transferencias	Total
INGRESOS	**1.744.332**	**0**	**1.744.332**
IMPUESTOS	4.000		4.000
RENTAS DE LA PROPIEDAD	460.563		460.563
INGRESOS DE OPERACIÓN	8.657		8.657
OTROS INGRESOS CORRIENTES	22.429		22.429
VENTA DE ACTIVOS FINANCIEROS	1.020.219		1.020.219
RECUPERACIÓN DE PRÉSTAMOS	3.166		3.166
ENDEUDAMIENTO	223.298		223.298
SALDO INICIAL DE CAJA	2.000		2.000
GASTOS	**1.744.332**	**0**	**1.744.332**
GASTOS EN PERSONAL	175.009		175.009
BIENES Y SERVICIOS DE CONSUMO	237.101		237.101
PRESTACIONES DE SEGURIDAD SOCIAL	155		155
TRANSFERENCIAS CORRIENTES	74.984		74.984
OTROS GASTOS CORRIENTES	610		610
ADQUISICIÓN DE ACTIVOS NO FINANCIEROS	18.503		18.503
ADQUISICIÓN DE ACTIVOS FINANCIEROS	959.249		959.249
INICIATIVAS DE INVERSIÓN	1.185		1.185
PRÉSTAMOS	3.166		3.166
TRANSFERENCIAS DE CAPITAL	300		300
SERVICIO DE LA DEUDA	272.070		272.070
SALDO FINAL DE CAJA	2.000		2.000

Artículo 2.- Apruébanse los Ingresos Generales de la Nación y los Aportes Fiscales en moneda nacional y en moneda extranjera convertida a dólares, para el año 2017, a las Partidas que se indican:


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	Miles de $	Miles de US$
INGRESOS GENERALES DE LA NACION:		
IMPUESTOS	30.845.500.779	4.000
TRANSFERENCIAS CORRIENTES	41.186.227	1.280.010
RENTAS DE LA PROPIEDAD	253.039.984	460.563
INGRESOS DE OPERACIÓN	17.511.333	8.657
OTROS INGRESOS CORRIENTES	344.275.079	9.999
VENTA DE ACTIVOS NO FINANCIEROS	332.296	
VENTA DE ACTIVOS FINANCIEROS	2.604.155.220	1.017.578
RECUPERACIÓN DE PRÉSTAMOS	10	
TRANSFERENCIAS PARA GASTOS DE CAPITAL	421.183.496	485.414
ENDEUDAMIENTO	6.300.000.000	223.298
SALDO INICIAL DE CAJA	5.000.000	2.000
TOTAL INGRESOS	**40.832.184.424**	**3.491.519**
APORTE FISCAL:		
PRESIDENCIA DE LA REPÚBLICA	16.979.823	
CONGRESO NACIONAL	117.948.203	
PODER JUDICIAL	528.807.304	
CONTRALORÍA GENERAL DE LA REPÚBLICA	70.405.877	
MINISTERIO DEL INTERIOR Y SEGURIDAD PÚBLICA	2.633.088.212	58.873
MINISTERIO DE RELACIONES EXTERIORES	78.199.144	207.132
MINISTERIO DE ECONOMÍA, FOMENTO Y TURISMO	415.497.440	
MINISTERIO DE HACIENDA	407.675.364	
MINISTERIO DE EDUCACIÓN	9.264.059.482	
MINISTERIO DE JUSTICIA Y DERECHOS HUMANOS	976.368.290	
MINISTERIO DE DEFENSA NACIONAL	1.118.674.283	213.449
MINISTERIO DE OBRAS PÚBLICAS	1.891.715.845	
MINISTERIO DE AGRICULTURA	443.226.714	
MINISTERIO DE BIENES NACIONALES	11.640.686	
MINISTERIO DEL TRABAJO Y PREVISIÓN SOCIAL	6.321.569.310	
MINISTERIO DE SALUD	4.683.331.550	
MINISTERIO DE MINERÍA	69.218.644	
MINISTERIO DE VIVIENDA Y URBANISMO	2.288.809.886	
MINISTERIO DE TRANSPORTES Y TELECOMUNICACIONES	954.275.621	
MINISTERIO SECRETARÍA GENERAL DE GOBIERNO	28.414.596	
MINISTERIO DE DESARROLLO SOCIAL	610.710.332	
MINISTERIO SECRETARÍA GENERAL DE LA PRESIDENCIA DE	14.948.672	
MINISTERIO PÚBLICO	177.934.009	
MINISTERIO DE ENERGÍA	142.017.095	
MINISTERIO DEL MEDIO AMBIENTE	51.304.316	
MINISTERIO DEL DEPORTE	115.618.574	
MINISTERIO DE LA MUJER Y LA EQUIDAD DE GÉNERO	50.993.234	
SERVICIO ELECTORAL	55.183.021	
Programas Especiales del Tesoro Público:		
SUBSIDIOS	1.117.965.074	
OPERACIONES COMPLEMENTARIAS	3.545.082.228	802.430
SERVICIO DE LA DEUDA PÚBLICA	2.203.659.397	271.773
FONDO DE RESERVA DE PENSIONES		722.927
FONDO DE ESTABILIZACIÓN ECONÓMICA Y SOCIAL		191.261
FONDO PARA LA EDUCACIÓN	30	1.023.674
FONDO DE APOYO REGIONAL	321.183.506	
FONDO PARA DIAGNÓSTICOS Y TRATAMIENTOS DE ALTO COSTO	103.678.662	
TOTAL APORTES	**40.832.184.424**	**3.491.519**


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Artículo 3.- Autorízase a la Presidenta de la República para contraer obligaciones, en el país o en el exterior, en moneda nacional o en monedas extranjeras, hasta por la cantidad de US$ 9.000.000 miles que, por concepto de endeudamiento, se incluye en los Ingresos Generales de la Nación.

Autorízasele, además, para contraer obligaciones, en el país o en el exterior, hasta por la cantidad de US$ 1.500.000 miles o su equivalente en otras monedas extranjeras o en moneda nacional.

Para los fines de este artículo, se podrá emitir y colocar bonos y otros documentos en moneda nacional o extranjera, los cuales podrán llevar impresa la firma del Tesorero General de la República.

La parte de las obligaciones contraídas en virtud de esta autorización que sea amortizada dentro del ejercicio presupuestario 2017 y aquéllas que se contraigan para efectuar pago anticipado total o parcial de deudas constituidas en ejercicios anteriores, deducidas las amortizaciones incluidas en esta ley para el año 2017, no serán consideradas en el cómputo del margen de endeudamiento fijado en los incisos anteriores.

No se imputarán a la suma de las cantidades señaladas en los incisos primero y segundo de este artículo, las obligaciones que se contraigan para solventar el pago de bonos de reconocimiento a que alude el artículo tercero transitorio del decreto ley N° 3.500, de 1980, hasta por un monto del equivalente a US$ 1.000.000 miles.



La autorización que se otorga a la Presidenta de la República será ejercida mediante decretos supremos expedidos a través del Ministerio de Hacienda, en los cuales se identificará el destino específico de las obligaciones que se contraigan, indicando las fuentes de recursos con cargo a los cuales debe hacerse el servicio de la deuda. Copia de estos decretos serán enviados a las Comisiones de Hacienda del Senado y de la Cámara de Diputados dentro de los quince días siguientes al de su total tramitación.

Artículo 4.- En conformidad con lo dispuesto en el inciso tercero del artículo 26 del decreto ley N° 1.263, de 1975, sólo en virtud de autorización otorgada por ley podrá incrementarse la suma del valor neto de los montos para los Gastos en personal, Bienes y servicios de consumo, Prestaciones de seguridad social, Transferencias corrientes, Integros al Fisco y Otros gastos corrientes incluidos en el artículo 1 de esta ley, en moneda nacional y moneda extranjera convertida a dólares.

No regirá lo dispuesto en el inciso precedente respecto de los mayores egresos que se produzcan en los ítem de los referidos Subtítulos que sean legalmente excedibles de acuerdo al artículo 28 del decreto ley N° 1.263, de 1975, y a la glosa 01, Programa Operaciones Complementarias de esta ley ni a los incrementos originados en la asignación de mayores saldos iniciales de caja, excepto el correspondiente a la Partida Tesoro Público, en venta de activos financieros, en ingresos propios asignables a prestaciones o gastos, en recursos obtenidos de fondos concursables de entes públicos o en virtud de lo dispuesto en el artículo 21 del decreto ley N° 1.263, de 1975. Los mayores gastos efectivos o


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incrementos que se dispongan por tales conceptos, en la cantidad que excedan lo presupuestado, incrementarán los montos máximos señalados en el inciso precedente, según corresponda.

Igual autorización legal se requerirá para aumentar la suma de las cantidades aprobadas en el citado artículo 1, de los Subtítulos de Adquisición de activos no financieros, Iniciativas de inversión y Transferencias de capital a organismos o empresas no incluidas en esta ley, en un monto superior al 10% de dicha suma, salvo que los incrementos se financien con reasignaciones presupuestarias provenientes del monto máximo establecido en el inciso primero de este artículo o por incorporación de mayores saldos iniciales de caja, excepto el correspondiente a la Partida Tesoro Público, del producto de venta de activos, de recursos obtenidos de fondos concursables de entes públicos o de recuperación de anticipos. Los incrementos que provengan de las referidas reasignaciones disminuirán en igual cantidad el monto máximo establecido en el inciso primero de este artículo. Los aportes a cada una de las empresas incluidas en esta ley podrán elevarse hasta en 10%.

Artículo 5.- Durante el año 2017, la aplicación de la letra d) del artículo 87 del decreto con fuerza de ley N 29, de 2004, del Ministerio de Hacienda, que fija el texto refundido, coordinado y sistematizado de la ley N° 18.834, respecto de la compatibilidad en el desempeño de cargos de planta regidos por dicha ley con la designación en cargos a contrata en el mismo servicio, requerirá la autorización previa de la Dirección de Presupuestos, la que verificará la disponibilidad presupuestaria para ello en el Servicio


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respectivo. Dicha autorización se requerirá asimismo para la contratación de personal suplente en los cargos de planta que no se encuentren desempeñados por su titular en virtud de la aplicación del mecanismo anterior.

Lo dispuesto en este artículo no regirá respecto de la renovación de los contratos que gozaron de compatibilidad en el año 2016.

Artículo 6.- La propuesta o licitación pública será obligatoria respecto de los proyectos y programas de inversión y de los estudios básicos a realizar en el año 2017, cuando el monto total de éstos, contenido en el decreto o resolución de identificación, sea superior al equivalente en pesos de mil unidades tributarias mensuales respecto de los proyectos y programas de inversión, y de quinientas de dichas unidades en el caso de los estudios básicos, salvo las excepciones por situaciones de emergencia contempladas en la legislación correspondiente. Tratándose de los incluidos en las partidas Ministerio de Obras Públicas y Ministerio de Vivienda y Urbanismo, las referidas cantidades serán de diez mil unidades tributarias mensuales para los proyectos y programas de inversión y de tres mil de tales unidades en los estudios básicos.

Cuando el monto respectivo fuere inferior a los señalados en el inciso precedente, la adjudicación será efectuada conforme al procedimiento establecido en el decreto supremo N° 151, de 2003, del Ministerio de Hacienda.

Las empresas contratistas y subcontratistas que ejecuten obras o presten servicios financiados con recursos fiscales, que incurran en incumplimientos de


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las leyes laborales y previsionales durante el desarrollo de tales contratos, y sin perjuicio de las sanciones administrativas existentes, serán calificadas con nota deficiente en el área de administración del contrato. Esta calificación pasará a formar parte de los registros respectivos y se considerará en futuras licitaciones y adjudicaciones de contratos.

Las instituciones privadas, cualquiera sea su naturaleza, al momento de contratar con el Estado deberán acompañar un certificado de cumplimiento de obligaciones laborales y de remuneración. En el evento que la institución privada se encuentre incorporada en algún registro por incumplimientos laborales o de remuneraciones, o no acompañe los referidos certificados en el momento correspondiente, no podrá contratar con el Estado mientras no subsane el incumplimiento que la afecte.

Artículo 7.- En los decretos que contengan transferencias, hayan sido dispuestas en esta ley o se creen en virtud del artículo 26 del decreto ley N° 1.263, de 1975, con imputación a los ítems 01, 02 y 03, de los Subtítulos 24, Transferencias Corrientes, y 33, Transferencias de Capital, de este presupuesto para los órganos y servicios públicos, se podrá indicar el uso o destino que la institución receptora deberá dar a los recursos, las condiciones o modalidades de reintegro de los mismos y la información que respecto de su aplicación deberá remitirse al organismo que se determine. Con todo, los saldos de recursos transferidos en el ejercicio anterior y no utilizados por los organismos receptores, deberán ser ingresados a Rentas Generales de la Nación.


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Aquellas transferencias, incluidas en el Subtítulo 24, que constituyan asignaciones globales a unidades de un Servicio o a programas ejecutados total o parcialmente por éste, deberán desglosarse en forma previa a la ejecución presupuestaria en los distintos conceptos de gasto, con visación de la Dirección de Presupuestos, y remitirse mensualmente a esta última un informe sobre avance de actividades, conjuntamente con la información de ejecución presupuestaria. Dicho desglose constituirá la autorización máxima de gasto en los respectivos conceptos, sin perjuicio de las modificaciones que se le introduzcan mediante igual procedimiento. La visación podrá efectuarse a contar de la fecha de publicación de esta ley. Con todo, en los conceptos de gastos antes señalados no podrán incluirse recursos para gastos en personal y bienes y servicios de consumo, salvo que estén autorizados por norma expresa en el respectivo presupuesto.

Artículo 8.- Prohíbese a los órganos y servicios públicos, la adquisición, construcción o arrendamiento de edificios para destinarlos a casas habitación de su personal. No regirá esta prohibición respecto de los programas sobre esta materia incorporados en los presupuestos del Poder Judicial, del Ministerio de Defensa Nacional, de Carabineros de Chile, de la Policía de Investigaciones de Chile, Gendarmería de Chile y en los de inversión regional de los gobiernos regionales en lo que respecta a viviendas para personal de educación y de la salud en zonas apartadas y localidades rurales.


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Artículo 9.- No obstante la dotación máxima de personal o de horas semanales fijadas en este presupuesto a los servicios públicos, por decreto supremo expedido por intermedio del ministerio del ramo, el que deberá llevar también la firma del Ministro de Hacienda, podrá aumentarse la dotación u horas semanales de alguno o algunos de ellos con cargo a la disminución de otro u otros, sin que pueda, en ningún caso, aumentarse la dotación máxima o número de horas semanales del conjunto de los servicios del Ministerio respectivo.

Artículo 10.- Los órganos y servicios públicos podrán contratar personal que reemplace a funcionarios contratados que, por cualquier razón, se encuentren imposibilitados para desempeñar sus cargos por un periodo superior a treinta días corridos. Dichas contrataciones no se imputarán a la respectiva dotación máxima de personal y sólo podrán efectuarse si la entidad cuenta con disponibilidad de recursos para tal efecto, lo que deberá ser certificado por la autoridad superior de la institución, sobre la base del informe de su unidad de finanzas. Tal certificación se acompañará al respectivo acto administrativo.

Artículo 11.- Para los efectos de proveer durante el año 2017 las vacantes de los cargos a que se refiere el artículo cuadragésimo octavo de la ley N° 19.882, se convocará a los procesos de selección a través de los sitios web institucionales u otros que se creen, donde se dará información suficiente, entre otras materias, respecto de las funciones del cargo, el perfil profesional, las competencias y aptitudes


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requeridas para desempeñarlo, el nivel referencial de remuneraciones, el plazo para la postulación y la forma en que deberán acreditarse los requisitos. Adicionalmente, se publicarán en diarios de circulación nacional, avisos de la convocatoria del proceso de selección, los que deberán hacer referencia a los correspondientes sitios web para conocer las condiciones de postulación y requisitos solicitados.

Artículo 12.- Los órganos y servicios públicos de la administración civil del Estado incluidos en esta ley necesitarán autorización previa del Ministerio de Hacienda para adquirir, a cualquier título, toda clase de vehículos motorizados destinados al transporte terrestre de pasajeros y de carga, cuyo precio supere los que fije dicho Ministerio.

Igual autorización previa requerirán los órganos y servicios que tengan fijada dotación máxima de vehículos motorizados para tomar en arrendamiento tales vehículos o para convenir, mediante cualquier tipo de contratos, que éstos les sean proporcionados por la otra parte, para su utilización en funciones inherentes al servicio.

Las adquisiciones a título gratuito que sean autorizadas incrementarán la dotación máxima de vehículos motorizados a que se refiere el siguiente inciso, hasta en la cantidad que se consigne en la autorización y se fije mediante decreto supremo del Ministerio de Hacienda.

La dotación máxima de vehículos motorizados fijada en las Partidas de esta ley para los servicios públicos comprende a todos los destinados al transporte terrestre de pasajeros y de carga, incluidos los


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adquiridos directamente con cargo a proyectos de inversión. La dotación podrá ser aumentada respecto de alguno o algunos de éstos, mediante decreto supremo expedido por intermedio del Ministerio correspondiente, dictado bajo la fórmula "Por orden del Presidente de la República", el cual deberá ser visado por el Ministerio de Hacienda, con cargo a la disminución de la dotación máxima de otros de dichos servicios, sin que pueda ser aumentada, en ningún caso, la dotación máxima del Ministerio de que se trate.

En el decreto supremo respectivo podrá disponerse el traspaso del o de los vehículos correspondientes desde el servicio en que se disminuye a aquel en que se aumenta. Al efecto, los vehículos deberán ser debidamente identificados y el decreto servirá de suficiente título para transferir el dominio de ellos, debiendo inscribirse en el Registro de Vehículos Motorizados.

Artículo 13.- El producto de las ventas de bienes inmuebles fiscales que no estén destinados por aplicación de lo dispuesto en el artículo 56 del decreto ley N° 1.939, de 1977, que efectúe durante el año 2017 el Ministerio de Bienes Nacionales, y las cuotas que se reciban en dicho año por ventas efectuadas en años anteriores, se incorporarán transitoriamente como ingreso presupuestario de dicho Ministerio. Esos recursos se destinarán a los siguientes objetivos:

- 65% al Gobierno Regional de la Región en la cual está ubicado el inmueble enajenado, para su programa de inversión;

- 10% al Ministerio de Bienes Nacionales, y


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- 25% a beneficio fiscal, que ingresará a rentas generales de la Nación.

La norma establecida en este artículo no regirá respecto de las ventas que efectúe dicho Ministerio a órganos y servicios públicos, o a empresas en que el Estado, sus instituciones o empresas tengan aporte de capital igual o superior al 50%, destinadas a satisfacer necesidades propias del adquirente.

No obstante lo anterior, si las empresas a que se refiere el inciso precedente enajenaren todo o parte de los bienes inmuebles adquiridos al Ministerio de Bienes Nacionales dentro del plazo de un año contado desde la fecha de inscripción del dominio a su nombre, el Fisco aportará al gobierno regional respectivo el 65% del precio pagado al referido Ministerio, o la proporción correspondiente si la venta fuere parcial.

En el caso de los bienes inmuebles de las Fuerzas Armadas, las aplicaciones que se efectúen con cargo a los recursos provenientes de las enajenaciones, se incorporarán anualmente en la Ley de Presupuestos, en los respectivos capítulos de la Partida del Ministerio de Defensa Nacional, identificando los ingresos y gastos estimados en cada caso. Los recursos sólo podrán emplearse en proyectos de infraestructura, incluidos proyectos de inversión social, tales como habitabilidad y mejoramiento de las condiciones de vida de todo el personal integrante de estas instituciones, y en proyectos de infraestructura militar.

Trimestralmente el Ministerio de Defensa Nacional deberá informar a la Comisión Especial Mixta de Presupuestos de las enajenaciones de los bienes inmuebles de las Fuerzas Armadas.


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Artículo 14.- La Dirección de Presupuestos proporcionará a las Comisiones de Hacienda del Senado y de la Cámara de Diputados, a la Comisión Especial Mixta de Presupuestos y a la Biblioteca del Congreso Nacional los informes y documentos que se señalan, en formato digital, procesable y bajo estándar XML, en la forma y oportunidades que a continuación se indican:

1. Informe de ejecución presupuestaria mensual de ingresos y gastos del Gobierno Central, a nivel de Subtítulos, dentro de los treinta días siguientes al término del respectivo mes.

2. Informe de ejecución presupuestaria trimestral de ingresos y gastos del Gobierno Central, a nivel de Subtítulos, dentro de los treinta días siguientes al término del respectivo trimestre, incluyendo en anexos un desglose de los ingresos tributarios del período, otras fuentes de financiamiento y saldo de la deuda bruta del Gobierno Central.

Del mismo modo, se deberá incluir, en anexos, información del gasto devengado en el Gobierno Central del Subtítulo 22 ítem 07, Publicidad y Difusión, desagregado por asignación, detallando el gasto por partida y su variación real respecto de igual trimestre del año anterior, y de las asignaciones comprendidas en los Subtítulos 24 y 33, para cada uno de los programas de esta ley.

3. Informe de la ejecución trimestral del presupuesto de ingresos y de gastos de las Partidas de esta ley, al nivel de Partidas, Capítulos y Programas aprobados respecto de cada una de ellas, estructurado en presupuesto inicial, presupuesto vigente y monto ejecutado a la fecha respectiva, incluido el gasto de


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todas las glosas de esta ley, dentro de los treinta días siguientes al término del respectivo trimestre.

4. Informe semestral de los montos devengados en el Subtítulo 31, Iniciativas de Inversión, para las distintas Partidas Presupuestarias, con clasificación regional de ese gasto, incluyendo la categoría "interregional", a más tardar, sesenta días después de terminado el semestre respectivo.

5. Copia de los decretos de modificaciones presupuestarias totalmente tramitados durante cada mes y un informe consolidado de las modificaciones presupuestarias efectuadas en dicho mes por partida, que contenga una descripción indicando si se trata de incrementos por aplicación de leyes, reducciones por ajuste fiscal, o modificaciones por decisiones de política, especificando los montos incrementados o disminuidos por subtítulo y partida, dentro de los treinta días siguientes al término del mismo.

6. Nómina mensual de los decretos que dispongan transferencias con cargo a la asignación Provisión para Financiamientos Comprometidos, de la Partida Tesoro Público, totalmente tramitados en el período, dentro de los quince días siguientes al término del mes respectivo.

7. Informe financiero trimestral de las empresas del Estado y de aquéllas en que el Estado, sus instituciones o empresas tengan aporte de capital igual o superior al cincuenta por ciento, que comprenderá un balance consolidado por empresa y estado de resultados, a nivel consolidado y por empresa. Dicho informe será elaborado por el Comité Sistema de Empresas de la Corporación de Fomento de la Producción o quien lo suceda o reemplace, y será remitido dentro de los


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quince días siguientes a la fecha de vencimiento del respectivo plazo de presentación fijado por la Superintendencia de Valores y Seguros.

8. Copia de los balances anuales y estados financieros semestrales de las empresas del Estado, Televisión Nacional de Chile, el Banco del Estado de Chile, la Corporación del Cobre de Chile y de todas aquéllas en que el Estado, sus instituciones o empresas tengan aporte de capital igual o superior al cincuenta por ciento, realizados y auditados de acuerdo a las normas establecidas para las sociedades anónimas abiertas; y de las entidades a que se refiere la ley N° 19.701. Dichas copias serán remitidas dentro de los quince días siguientes a la fecha de vencimiento del respectivo plazo de presentación fijado por la Superintendencia de Valores y Seguros.

9. Informe semestral de la deuda pública bruta y neta del Gobierno Central y de la deuda bruta y neta del Banco Central, con sus notas explicativas y antecedentes complementarios, dentro de los sesenta días y noventa días siguientes al término del correspondiente semestre, respectivamente.

10. Copia de los contratos de préstamo que se suscriban con organismos multilaterales en uso de la autorización otorgada en el artículo 3 de esta ley, dentro de los quince días siguientes al de su total tramitación.

11. Informe trimestral sobre los Activos Financieros del Tesoro Público, dentro de los treinta días siguientes al término del respectivo trimestre. Dicho informe deberá detallar también los activos financieros provenientes del Fondo de Apoyo Regional.


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12. Informe trimestral sobre el Fondo de Reserva de Pensiones, el Fondo para la Educación, el Fondo de Apoyo Regional y el Fondo de Estabilización Económica y Social, dentro de los treinta días siguientes al término del respectivo trimestre.

13. Informe trimestral de las operaciones de cobertura de riesgo de activos y pasivos autorizados en el artículo 5 de la ley N° 19.908, dentro de los treinta días siguientes al término del respectivo trimestre.

Para dar cumplimiento a lo señalado en los numerales anteriores, la información indicada deberá ser entregada por los organismos correspondientes de conformidad a las instrucciones impartidas para tal efecto por la Dirección de Presupuestos. Además, ésta deberá ser publicada en los mismos plazos en los respectivos sitios web de los organismos obligados a proporcionarla.

Toda información que en virtud de otras disposiciones de esta ley deba ser remitida a las Comisiones del Senado, de la Cámara de Diputados y Especial Mixta de Presupuestos, será proporcionada por los respectivos organismos. En el caso de la Cámara de Diputados dicha información se proporcionará a través del Departamento de Evaluación de la Ley, para su trabajo y remisión a quien lo solicite.

Artículo 15.- Durante el año 2017, la suma de los montos involucrados en operaciones de cobertura de riesgos financieros que celebren las entidades autorizadas en el artículo 5 de la ley N° 19.908, no podrá exceder de US$1.500.000 miles o su equivalente en


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moneda nacional. Tales operaciones se deberán efectuar con sujeción a lo dispuesto en la citada norma legal.

Artículo 16.- Durante el año 2017, la Presidenta de la República podrá otorgar la garantía del Estado a los créditos que contraigan o a los bonos que emitan las empresas del sector público y universidades estatales, hasta por la cantidad de US$300.000.000 (trescientos millones de dólares de los Estados Unidos de América) o su equivalente en otras monedas extranjeras o en moneda nacional.

La autorización que se otorga a la Presidenta de la República será ejercida mediante uno o más decretos supremos expedidos a través del Ministerio de Hacienda, en los cuales se identificará el destino específico de las obligaciones por contraer, indicando las fuentes de los recursos con cargo a los cuales debe hacerse el servicio de la deuda.

Las garantías que otorgue el Estado en conformidad con este artículo se extenderán al capital, reajustes e intereses que devenguen los créditos y los bonos mencionados precedentemente, comisiones, contratos de canje de monedas y demás gastos que irroguen, cualquiera sea su denominación presente o futura, hasta el pago efectivo de dichas obligaciones.

Las empresas señaladas en el inciso primero, para obtener la garantía estatal señalada, deberán suscribir previamente un convenio de programación con el Comité Sistema de Empresas de la Corporación de Fomento de la Producción, en que se especificarán los objetivos y los resultados esperados de su operación y programa de inversiones, en la forma que se establezca mediante instrucciones del Ministerio de Hacienda. A


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estos convenios les será aplicable la disposición del inciso segundo del artículo 2 de la ley N° 19.847.

Autorízase a las universidades estatales para contratar, durante el año 2017, empréstitos por períodos de hasta veinte años, de forma que, con los montos que se contraten, el nivel de endeudamiento total en cada una de ellas no exceda del setenta por ciento (70%) de sus patrimonios. El servicio de la deuda se realizará con cargo al patrimonio de las mismas universidades estatales que las contraigan. Estos empréstitos deberán contar con la visación previa del Ministerio de Hacienda. Con todo, los empréstitos no comprometerán de manera directa ni indirecta el crédito y la responsabilidad financiera del Estado.

La contratación de los empréstitos que se autorizan a las universidades estatales no estará sujeta a las normas de la ley N° 19.886 y su reglamento. En todo caso, las universidades deberán llamar a propuesta pública para seleccionar la o las entidades financieras que les concederán el o los empréstitos.

Copia de los antedichos empréstitos, indicando el monto y las condiciones bajo las cuales fueron suscritos, además de un informe que especifique los objetivos y los resultados esperados de cada operación y su programa de inversiones asociado, serán enviados al Ministerio de Educación y a la Comisión Especial Mixta de Presupuestos, dentro de los treinta días siguientes al de su contratación.

Artículo 17.- Los órganos y servicios públicos incluidos en esta ley necesitarán autorización previa del ministerio del ramo, visada por el Ministerio de


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Relaciones Exteriores y el Ministerio de Hacienda, para afiliarse o asociarse a organismos internacionales, renovar las afiliaciones existentes o convenir aumento de sus cuotas. En el evento que la incorporación o renovación les demande efectuar contribuciones o aportes o aumentos de éstos y si los convenios consisten en aumentos del monto de cuotas, su visación quedará condicionada a la disponibilidad de recursos fiscales.

Artículo 18.- Los decretos supremos del Ministerio de Hacienda que deban dictarse en cumplimiento de lo dispuesto en los diferentes artículos de esta ley y los que correspondan para la ejecución presupuestaria, se ajustarán a lo establecido en el artículo 70 del decreto ley N° 1.263, de 1975.

Las aprobaciones y autorizaciones del Ministerio de Hacienda establecidas en esta ley, cuyo otorgamiento no se exija expresamente que se efectúe por decreto supremo, las autorizaciones que prescriben los artículos 22 y 24 del decreto ley N° 3.001, de 1979, el párrafo final del inciso segundo del artículo 8 del decreto ley N° 1.056, de 1975, y el artículo 4 de la ley N° 19.896, la excepción a que se refiere el inciso final del artículo 9 de la ley N° 19.104 y el artículo 14 de la ley N° 20.128, se cumplirán mediante oficio o visación del Subsecretario de Hacienda, quien podrá delegar tales facultades, total o parcialmente, en el Director de Presupuestos.

Las visaciones dispuestas en el artículo 5 de la ley N° 19.896 serán efectuadas por el Subsecretario respectivo, quien podrá delegar tal facultad en el Secretario Regional Ministerial correspondiente y, en


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el caso de los gobiernos regionales, en el propio Intendente.

Artículo 19.- Los encargados de los programas presupuestarios previstos en esta ley que se encuentren contratados a honorarios, tendrán la calidad de agentes públicos, con la consecuente responsabilidad penal y administrativa, y sin perjuicio de la responsabilidad correspondiente de su superior jerárquico.

Artículo 20.- Cuando los órganos y servicios públicos realicen avisaje y publicaciones en medios de comunicación social, deberán efectuarlos, al menos en un 25%, en medios de comunicación con clara identificación local, distribuidos territorialmente de manera equitativa. Los órganos y servicios a que se refiere este artículo deberán dar cumplimiento a lo establecido, por medio de sus respectivos sitios web.

Los órganos y servicios públicos a que se refiere este artículo, deberán remitir a más tardar en marzo de 2017 su planificación anual de avisaje y publicaciones al Ministerio Secretaría General de Gobierno, el que monitoreará el cumplimiento de la obligación establecida en el inciso anterior.

Artículo 21.- Será de cargo de las respectivas entidades públicas el siguiente deber de información:

1. Remisión a la Biblioteca del Congreso Nacional, en soporte electrónico, de una copia de los informes derivados de estudios e investigaciones contratados en virtud de la asignación 22.11.001,


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dentro de los ciento ochenta días siguientes a la recepción de su informe final.

2. En caso de contar con asignaciones comprendidas en los Subtítulos 24 y 33, los organismos responsables de dichos programas deberán publicar en un informe trimestral, dentro de los treinta días siguientes al término del respectivo trimestre en su sitio web institucional la individualización de los proyectos beneficiados, nómina de beneficiarios, metodología de elección de éstos, las personas o entidades ejecutoras de los recursos, los montos asignados y la modalidad de asignación.

Si las asignaciones a las que hace mención el párrafo precedente corresponden a transferencias a municipios, el informe respectivo también deberá contener una copia de los convenios firmados con los alcaldes, el desglose por municipio de los montos transferidos y el criterio bajo el cual éstos fueron distribuidos.

3. En caso de contar con asignaciones correspondientes al Subtítulo 31, la entidad responsable de la ejecución de los recursos deberá informar a las Comisiones de Hacienda del Senado y de la Cámara de Diputados y a la Comisión Especial Mixta de Presupuestos, a más tardar el 31 de marzo de 2017, la nómina de los proyectos y programas financiados con cargo a los recursos señalados, su calendario de ejecución y también, en caso de ser pertinente, su calendario de licitación.

4. Mensualmente, el Gobierno Regional correspondiente deberá informar los estudios básicos, proyectos y programas de inversión que realizarán en la región y que hayan identificado conforme a lo dispuesto


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en el artículo 19 bis del decreto ley N° 1.263, de 1975. Tal información comprenderá el nombre del estudio, proyecto o programa, su monto y demás características, y se remitirá dentro de los treinta días siguientes al término del mes de total tramitación de los respectivos decretos.

5. Publicar en sus respectivos portales de transparencia activa las actas de evaluación emitidas por las comisiones evaluadoras de licitaciones y compras públicas de bienes y servicios que realicen en el marco de la ley N° 19.886, dentro de los treinta días siguientes al término del respectivo proceso.

6. Trimestralmente, la Subsecretaría de Hacienda enviará a las Comisiones de Hacienda del Senado y de la Cámara de Diputados y a la Comisión Especial Mixta de Presupuestos, un informe sobre la base de la información proporcionada por el Registro Central de Colaboradores del Estado, identificando el total de asignaciones directas ejecutadas en el período a nivel de programa.

7. El Ministerio de Salud deberá informar mensualmente, dentro de los treinta días siguientes al mes respectivo, a la Comisión Especial Mixta de Presupuestos y a las Comisiones de Salud del Senado y de la Cámara de Diputados, el número de pacientes en lista de espera, agrupados por patología, en cirugías no AUGE, de forma desagregada por Servicio de Salud.

De igual modo deberá informar, mensualmente, dentro de los treinta días siguientes al mes respectivo, a la Comisión Especial Mixta de Presupuestos y a las Comisiones de Salud del Senado y de la Cámara de Diputados, el número de pacientes en


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lista de espera por consulta de especialidades, de forma desagregada por Servicio de Salud.

Asimismo, deberá informar, mensualmente, dentro de los primeros treinta días siguientes al mes respectivo, a la Comisión Especial Mixta de Presupuestos y a las Comisiones de Salud del Senado y de la Cámara de Diputados, el avance físico y financiero de cada uno de los proyectos de inversión que se estén ejecutando, financiados con cargo al Subtítulo 31 "Iniciativas de Inversión" de la Subsecretaría de Redes Asistenciales.

8. El Ministerio del Interior y Seguridad Pública dará a conocer, a más tardar el 31 de diciembre de 2016, el programa comprometido para desarrollar en la Región de La Araucanía durante el año 2017.

Asimismo, en forma trimestral, el Ministerio del Interior y Seguridad Pública informará a las Comisiones de Hacienda del Senado y de la Cámara de Diputados y a la Comisión Especial Mixta de Presupuestos sobre el avance de la ejecución del programa señalado en el párrafo anterior.

La información que los Ministerios y Servicios Públicos deban remitir en virtud de la presente ley a la Comisión Mixta de Presupuestos y a las comisiones respectivas de la Cámara de Diputados y del Senado será enviada, además, a la Biblioteca del Congreso Nacional. Esta información deberá ser enviada, además, por medio de un sistema de envío-recepción digital legible, que no consista solamente en imagen de la respectiva documentación.

Artículo 22.- Las actividades de publicidad y difusión que corresponda realizar por los ministerios, las intendencias, las gobernaciones y los órganos y


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servicios públicos que integran la Administración del Estado, se sujetarán a lo dispuesto en el artículo 3 de la ley N° 19.896. En caso alguno podrán efectuarse campañas publicitarias que tengan por objeto único enumerar los logros de una autoridad específica o del Gobierno en general, con excepción de las cuentas públicas que los organismos señalados en el citado artículo realicen.

Para estos efectos, se entenderá que son gastos de publicidad y difusión, para el cumplimiento de las funciones de los referidos organismos, aquéllos necesarios para el adecuado desarrollo de procesos de contratación; de acceso, comunicación o concursabilidad de beneficios o prestaciones sociales, tales como ejercicio de derechos o acceso a becas, subsidios, créditos, bonos, transferencias monetarias u otros programas o servicios; de orientación y educación de la población para situaciones de emergencia o alarma pública y, en general, aquellos gastos que, debido a su naturaleza, resulten impostergables para la gestión eficaz de los mismos organismos.

Asimismo, los organismos a que se refiere este artículo sólo podrán editar memorias y otras publicaciones por medios electrónicos, salvo que la normativa que las regule indique expresamente que se deben publicar en medios impresos. Asimismo, no podrán incurrir en gastos para la elaboración de artículos de promoción institucional. El gasto por concepto de suscripciones a revistas, diarios y servicios de información, tanto en papel como por medios electrónicos de transmisión de datos, deberá limitarse al que sea estrictamente indispensable para el quehacer de los servicios.


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Artículo 23.- Las comisiones de servicio en el país y en el extranjero deberán reducirse a las que sean imprescindibles para el cumplimiento de las tareas institucionales, especialmente aquellas en el extranjero. Salvo motivos justificados, o en el caso de ministros de Estado, los pasajes se deberán comprar a lo menos con diez días hábiles de anticipación.

Sólo la Presidenta de la República y los ministros de Estado en comisiones de servicio en el extranjero podrán estar acompañados de comitivas, las que, en el caso de los ministros, estarán compuestas por un máximo de dos acompañantes, a excepción del Ministro de Relaciones Exteriores, a quien podrá acompañar un máximo de tres personas. A solicitud de las respectivas instituciones, la Dirección de Presupuestos podrá autorizar excepciones a lo dispuesto por este inciso.

Trimestralmente se informará a la Comisión Especial Mixta de Presupuestos sobre las comisiones de servicio en el país y en el extranjero. Estas contendrán en detalle el número de comisiones y cometidos funcionarios, funcionarios designados, destino de ellas, viático recibido y fundamentos de ella, a excepción de aquellas que tengan el carácter de reservadas.

Artículo 24.- Fíjase para el año 2017 en 8.000 el número máximo de personas que podrá modificar su calidad jurídica de honorario a suma alzada a contrata.

A partir del 1 de enero de 2017, a solicitud de los respectivos servicios e instituciones del Sector Público, la Dirección de Presupuestos podrá modificar el límite máximo de la dotación de personal fijada en


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las respectivas glosas presupuestarias, con cargo a una modificación equivalente en el número de personas contratadas a honorarios, fijado en las glosas presupuestarias correspondientes, asociadas a los Subtítulos 21 y 24.

Los ajustes derivados de la aplicación de este artículo serán establecidos por medio de decretos del Ministerio de Hacienda, dictados conforme a lo dispuesto en el artículo 70 del decreto ley N° 1.263 de 1975, y deberán ser informados mensualmente, dentro de los treinta días siguientes al mes respectivo, a la Comisión Especial Mixta de Presupuestos.

En todo caso, los funcionarios que cambien de calidad jurídica de acuerdo al mecanismo regulado por este artículo, mantendrán sus remuneraciones brutas.

Artículo 25.- Las disposiciones de esta ley regirán a contar del 1 de enero del año 2017, sin perjuicio de que puedan dictarse a contar de la fecha de su publicación los decretos a que se refiere el artículo 3, y los decretos y resoluciones que en virtud de esta ley sean necesarios para posibilitar la ejecución presupuestaria. Esta ley podrá ser publicada en su integridad para su distribución.

Artículo 26.- Los gastos en publicidad y difusión que podrán ejecutarse con cargo a cada Partida presupuestaria durante el año 2017, no podrán superar la suma fijada en el respectivo presupuesto.

Al respecto, en el mes de diciembre de 2016, cada ministerio deberá distribuir estos recursos, por Programa presupuestario, mediante decreto expedido por el ministerio, el cual deberá llevar además la firma


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del Ministro de Hacienda. Copia de este decreto, totalmente tramitado, deberá ser enviada a la Comisión Especial Mixta de Presupuestos.

No obstante, por decreto del Ministerio de Hacienda, expedido bajo la fórmula establecida en el artículo 70 del decreto ley N° 1.263, de 1975, podrá aumentarse el monto asignado a un Programa presupuestario para gastos en publicidad y difusión, con cargo a la disminución de otro u otros, sin que pueda en ningún caso, aumentarse, por esta vía, el monto total fijado para la Partida.

Cada ministerio deberá informar trimestralmente a la Comisión Especial Mixta de Presupuestos, el monto ejecutado, dentro de los treinta días siguientes al término del respectivo trimestre.

Artículo 27.- Reemplázanse, en el artículo séptimo transitorio de la ley N° 20.780, las expresiones "1 de enero de 2017", por las expresiones "1 de abril de 2017".

Artículo 28.- Toda información que de acuerdo a lo establecido en esta ley deba ser remitida a cualquiera de las comisiones del Congreso Nacional se entenderá que debe ser remitida también a la Comisión Especial Mixta de Presupuestos. Esta información deberá ser proporcionada en formato digital susceptible de ser analizado utilizando software de manejo de bases de datos.

Toda glosa de información que no señale una fecha de entrega deberá ser remitida antes del comienzo de la tramitación de la ley de presupuestos del sector público para el año siguiente.".



Dios guarde a V.E.

MARCOS ESPINOSA MONARDES
Presidente en ejercicio de la Cámara de Diputados

MIGUEL LANDEROS PERKIĆ
Secretario General de la Cámara de Diputados